ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

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Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

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Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

07027677

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **30.10.2007**

Vienna, 30 October 2007

INVESTOR INFORMATION

Q3 07 Erste Bank operating result reaches record level despite turbulent market environment

9M 2007 FINANCIAL HIGHLIGHTS[1]:

- **Net interest income** rose 25.8% from EUR 2,261.5 million to **EUR 2,844.1 million** (excluding BCR +7.5% to EUR 2,430.8 million);
- **Net commission income** climbed 30.7% from EUR 1,036.5 million to **EUR 1,354.2 million** (excluding BCR +13.3% to EUR 1,174.4 million)
- **Operating income** increased 28.8% from EUR 3,511.1 million to **EUR 4,522.6 million** (excluding BCR +9.5% to EUR 3,844.2 million)
- **General administrative expenses** rose 28.8% from EUR 2,104.3 million to **EUR 2,709.9 million** (excluding BCR +10.9% to EUR 2,334.2 million)
- **Pre-tax profit** rose 29.1% from EUR 1,046.2 million to **EUR 1,350.7 million** (excluding BCR +5.0% to EUR 1,098.7 million)
- **Net profit after minorities** increased by 27.9% from EUR 655.3 million to **EUR 837.9 million** (excluding BCR +5.8% to EUR 693.3 million)
- **Cost/income ratio** increased marginally from 59.5% in financial year 2006 to **59.9%**
- **Cash return on equity** rose from 13.8% (reported ROE: 13.7%) in financial year 2006 to **14.0%** (reported ROE: 13.5%)
- **Total assets** increased 10.4% from the end of 2006 from EUR 181.7 billion to **EUR 200.6 billion**
- **Cash earnings per share** rose from EUR 2.20 to **EUR 2.80** (reported earnings per share: EUR 2.69)
- **Tier 1 ratio (as of 2007 calculated in accordance with Basel II)** decreased from 6.6% at year-end 2006 to **6.2%**, **solvency ratio** down to **9.4%** (end of 2006: 10.3%)

Please note: Unless stated otherwise, comparisons are with 1-9 06 (P&L) or year-end 2006 (balance sheet).
The following tables and texts may contain rounding differences.

"The results of the first three quarters of 2007 show that as a group we are doing very well. We are very proud of our operating performance in view of the turbulence in the financial and credit markets. It once again demonstrates the strength of our business model which ensures solid long-term growth and avoids the high-risk securities and derivatives business. We are particularly pleased with the quarterly contributions from Hungary, Croatia and especially the Czech Republic. In addition, the results seen at

[1] When comparing rates of change, please note that Banca Comercială Română (BCR), Erste Bank Ukraine, Diners Club Adriatic, Croatia (DCA) and ABS Banka, Bosnia (acquired through Steiermärkische Sparkasse) have been included in the group financial statements since 12 October 2006, 24 January 2007, 2 April 2007 and 3 April 2007, respectively. Due to the significant effects of the inclusion of BCR (the impacts of Erste Bank Ukraine, DCA and ABS Banka are still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.
According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating post-employment employee provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with those changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

in EUR million	[illegible]	1-9 06	Change
Lending business	[illegible]	146.0	71.2%
Payment transfers	[illegible]	384.6	39.2%
Securities transactions	[illegible]	335.1	15.2%
Investment fund transactions	[illegible]	159.3	10.8%
Custodial fees	[illegible]	39.0	2.1%
Brokerage	[illegible]	136.8	24.2%
Insurance business	[illegible]	49.7	-1.6%
Building society brokerage	[illegible]	21.8	-0.9%
Foreign exchange transactions	[illegible]	28.1	-2.1%
Investment banking business	[illegible]	16.6	24.1%
Other	[illegible]	54.6	17.6%
Total	[illegible]	1,036.5	30.7%

Net trading result

As expected, the credit market turbulence led to a decline in net trading result in the third quarter of 2007. However, the result in the first nine months of 2007 increased by 55.5% from EUR 187.8 million to EUR 292.0 million (excluding BCR +14.3% to EUR 214.6 million).

Insurance business

The result from insurance business increased by 27.7% from EUR 25.3 million to EUR 32.3 million. A slight reduction by 3.6% to EUR 24.4 million was recorded excluding BCR, with the decline being mainly due to securities revaluations as a result of rising interest rates.

General administrative expenses

in EUR million	[illegible]	1-9 06	Change
Personnel expenses	[illegible]	1,231.7	28.9%
Other administrative expenses	[illegible]	624.4	33.5%
Subtotal	[illegible]	1,856.1	30.5%
Depreciation and amortisation	[illegible]	248.2	16.1%
Total	[illegible]	2,104.3	28.8%

General administrative expenses rose by 28.8% from EUR 2,104.3 million to EUR 2,709.9 million. The above-average increase in other administrative expenses was in part due to additional expenses for group projects as investments were made to support future increases in efficiency. Moreover, the expenses are particularly high due to restructuring and transformation costs in BCR (year-to-date EUR 36.4 million). If one excludes costs for BCR as well as the smaller subsidiaries, Erste Bank Ukraine, Diners Club Adratic and ABS Banka that were added in 2007, the rate of increase is reduced to 9.8% (EUR 2,310.8 million).

Personnel expenses rose 28.9% from EUR 1,231.7 million to EUR 1,588.0 million (excluding BCR +8.9% to EUR 1,341.5 million). In Central and Eastern Europe the wider adoption of variable salary components, redundancy payments at BCR and the branch network expansion in Romania as well as the Ukraine contributed to the rise.

Headcount[2]

	[illegible]	Dec 06	Change
Employed by Erste Bank Group	[illegible]	50,164	4.3%

GESTOPPT

ERSTE BANK
Erste Bank der oesterreichischen Sparkassen AG, A-1010 Wien, Graben 21
Telefon 05 0100 DW (+43 5 0100 DW), Telefax 05 0100-910100 (+43 5 0100-910100)
Sitz Wien, FB-Nr. 33209 m Handelsgericht Wien DVR 0031313

TELEFAX - ÜBERMITTLUNG / TRANSMISSION

Absender / From: Datum/date: 30-OCT-2007

Name/name: Jammalova Marketa 0397 EB
Abteilung/department: 0397
Telefon/phone: +43 5 0100 17795 / Pers.Telefax: +43 5 0100 917795

Empfänger / To:

Name/name: 0012027729207
Telefax: 0012027729207

Betreff/Subject:

Dear Madam/Sir,

please find attached the presentation for Erste Bank's Q3 Presentation today.

If you have any further questions please do not hesitate to contact us.

Best regards,
Investor Relations Team
Erste Bank der oesterreichischen Sparkassen AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 13112
mailto:investor.relations@erstebank.at
http://www.erstebank.com/ir

Vienna, 30 October 2007

INVESTOR INFORMATION

Q3 07 Erste Bank operating result reaches record level despite turbulent market environment

9M 2007 FINANCIAL HIGHLIGHTS[1]:

- Net interest income rose 25.8% from EUR 2,261.5 million to EUR 2,844.1 million (excluding BCR +7.5% to EUR 2,430.8 million)
- Net commission income climbed 30.7% from EUR 1,036.5 million to EUR 1,354.2 million (excluding BCR +13.3% to EUR 1,174.4 million)
- Operating income increased 28.8% from EUR 3,511.1 million to EUR 4,522.6 million (excluding BCR +9.5% to EUR 3,844.2 million)
- General administrative expenses rose 28.8% from EUR 2,104.3 million to EUR 2,709.9 million (excluding BCR +10.9% to EUR 2,334.2 million)
- Pre-tax profit rose 29.1% from EUR 1,046.2 million to EUR 1,350.7 million (excluding BCR +5.0% to EUR 1,098.7 million)
- Net profit after minorities increased by 27.9% from EUR 655.3 million to EUR 837.9 million (excluding BCR +5.8% to EUR 693.3 million)
- Cost/income ratio increased marginally from 59.5% in financial year 2006 to 59.9%
- Cash return on equity rose from 13.8% (reported ROE: 13.7%) in financial year 2006 to 14.0% (reported ROE: 13.5%)
- Total assets increased 10.4% from the end of 2006 from EUR 181.7 billion to EUR 200.6 billion
- Cash earnings per share rose from EUR 2.20 to EUR 2.80 (reported earnings per share: EUR 2.69)
- Tier 1 ratio (as of 2007 calculated in accordance with Basel II) decreased from 6.6% at year-end 2006 to 6.2%, solvency ratio down to 9.4% (end of 2006: 10.3%)

Please note: Unless stated otherwise, comparisons are with 1-9 06 (P&L) or year-end 2006 (balance sheet).
The following tables and texts may contain rounding differences.

"The results of the first three quarters of 2007 show that as a group we are doing very well. We are very proud of our operating performance in view of the turbulence in the financial and credit markets. It once again demonstrates the strength of our business model which ensures solid long-term growth and avoids the high-risk securities and derivatives business. We are particularly pleased with the quarterly contributions from Hungary, Croatia and especially the Czech Republic. In addition, the results seen at

[1] When comparing rates of change, please note that Banca Comercială Română (BCR), Erste Bank Ukraine, Diners Club Adriatic, Croatia (DCA) and ABS Banka, Bosnia (acquired through Steiermärkische Sparkasse) have been included in the group financial statements since 12 October 2006, 24 January 2007, 2 April 2007 and 3 April 2007, respectively. Due to the significant effects of the inclusion of BCR (the impacts of Erste Bank Ukraine, DCA and ABS Banka are still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.
According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating post-employment employee provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

BCR prove that we are on the right track with our integration measures," said Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG. "Third quarter operating result, which reached a record EUR 613.0 million, was especially satisfactory, as we again managed to increase the proportion of net interest and commission income within overall operating income", continued Treichl.

Summary

Although the third quarter is traditionally weak it turned out stronger this year: **net profit after minority interests** amounted to EUR 271.9 million, 3.0% higher than in the previous quarter (EUR 263.9 million) despite unfavourable market conditions.

Net profit after minority interests for the first three quarters of 2007 of EUR 837.9 million was up 27.9% compared to the same period in the previous year.

Despite restructuring and transformation costs of EUR 36.4 million at BCR, the **operating result** rose 28.9% to EUR 1,812.7 million. Net interest and commission income were the major contributors highlighting the improved quality of growth.

The **cost/income ratio** for the period from January to September 2007 remained at 59.9%, the same level as in the comparable period of 2006 despite the restructuring and transformation costs mentioned above.

This translated into a **return on equity** (cash) of 14.0% (reported ROE: 13.5%) for the first three quarters of 2007, compared to 13.8% (reported 13.7%) for the full year 2006.

Earnings per share (cash) in the first three quarters of 2007 was at EUR 2.80 (reported: EUR 2.69) compared to EUR 2.20 (cash and reported) in the same period of the previous year.

Outlook

Due to the good operating income situation and despite the challenging international market environment, Erste Bank maintains its target of growing net profit in 2007 by least 25%, as outlined at the Capital Markets Day on 21 September 2007 in Bratislava.

With the presentation of the Q3 07 results Erste Bank also gave further detail on its medium-term guidance to 2009. Based on substantially slowing cost growth **net profit** is expected to rise by at least 20% in 2008 and by at least 25% in 2009. The **cost/income ratio** should go below 55% by 2009. **Return on equity**, which decreased significantly in the previous year due to the capital increase, should again reach a level of 18% to 20% by 2009.

I. PERFORMANCE IN DETAIL

In EUR million	1-9 07	1-9 06	Change
Net interest income	2,884.1	2,261.5	25.8%
Risk provisions for loans and advances	-335.9	-331.2	1.4%
Net fee and commission income	1,354.2	1,036.5	30.7%
Net trading result	292.0	187.8	55.5%
General administrative expenses	-2,709.9	-2,104.3	28.8%
Income from insurance business	32.3	25.3	27.7%
Other result	-26.1	-29.4	na
Pre-tax profit	**1,350.7**	**1,046.2**	**29.1%**
Net profit after minorities	**837.9**	**655.3**	**27.9%**

Net interest income

Net interest income increased by 25.8% from EUR 2,261.5 million in the previous year to EUR 2,884.1 million, above all due to continued strong credit demand at the Central and Eastern European subsidiaries and supported by the rising interest rate trend. Even without the contribution of BCR, the increase of 7.5% to EUR 2,430.8 million was very satisfactory.

The net interest margin (net interest income as a percentage of average interest-bearing assets) improved from 2.24% in the first three quarters of 2006 (2006 full year: 2.31%) to 2.42%. This increase resulted largely from the inclusion of BCR. At the same time the average margin in Austria fell slightly to 1.6%, mainly as a result of the one-off character of interest income on the proceeds of the capital increase in the first quarter of 2006. The average net interest margin in CEE countries rose from 3.6% in the same period of the previous year to 4.0% in the first three quarters of 2007.

Net commission income

Overall, **net commission income** climbed 30.7% from EUR 1,036.5 million to EUR 1,354.2 million (excluding BCR by 13.3% to EUR 1,174.4 million).

Very satisfactory growth rates were achieved above all in the lending business (+71.2%, excluding BCR +14.7%) and in payment transfers (+39.2%, excluding BCR +15.7%), whereby in the latter a strong increase was primarily achieved in credit card business (+56.9%, excluding BCR +34.9%).

The subsidiaries in Hungary and Croatia made above-average contributions to the positive development of net commission income. Compared with the third quarter of 2006, Ceska sporitelna also performed well, growing this line item by 13.3% in the third quarter of 2007.

ERSTE BANK

in EUR million	1-9 07	1-9 06	Change
Lending business	250.0	146.0	71.2%
Payment transfers	535.2	384.6	39.2%
Securities transactions	386.2	335.1	15.2%
Investment fund transactions	176.5	159.3	10.8%
Custodial fees	39.8	39.0	2.1%
Brokerage	169.9	136.8	24.2%
Insurance business	48.9	49.7	-1.6%
Building society brokerage	21.6	21.8	-0.9%
Foreign exchange transactions	27.5	28.1	-2.1%
Investment banking business	20.6	16.6	24.1%
Other	64.2	54.6	17.6%
Total	**1,354.2**	**1,036.5**	**30.7%**

Net trading result

As expected, the credit market turbulence led to a decline in net trading result in the third quarter of 2007. However, the result in the first nine months of 2007 increased by 55.5% from EUR 187.8 million to EUR 292.0 million (excluding BCR +14.3% to EUR 214.6 million).

Insurance business

The result from insurance business increased by 27.7% from EUR 25.3 million to EUR 32.3 million. A slight reduction by 3.6% to EUR 24.4 million was recorded excluding BCR, with the decline being mainly due to securities revaluations as a result of rising interest rates.

General administrative expenses

in EUR million	1-9 07	1-9 06	Change
Personnel expenses	1,538.9	1,231.7	28.9%
Other administrative expenses	833.3	624.4	33.5%
Subtotal	2,421.1	1,856.1	30.5%
Depreciation and amortisation	238.1	248.2	16.1%
Total	**2,709.9**	**2,104.3**	**28.8%**

General administrative expenses rose by 28.8% from EUR 2,104.3 million to EUR 2,709.9 million. The above-average increase in other administrative expenses was in part due to additional expenses for group projects as investments were made to support future increases in efficiency. Moreover, the expenses are particularly high due to restructuring and transformation costs in BCR (year-to-date EUR 36.4 million). If one excludes costs for BCR as well as the smaller subsidiaries, Erste Bank Ukraine, Diners Club Adratic and ABS Banka that were added in 2007, the rato of increase is reduced to 9.8% (EUR 2,310.8 million).

END